EXHIBIT 20.1



                              FOR IMMEDIATE RELEASE



     Rahway, New Jersey, May 17, 1999; Electro-Catheter Corporation announced today that it has sought protection pursuant to the provisions of Chapter 11 of the Federal Bankruptcy Code. The Chapter 11 proceeding was filed in the United States Bankruptcy Court for the District of New Jersey in Trenton, New Jersey on May 14, 1999. Ravin, Greenberg & Marks, P.A. of Roseland, New Jersey is representing the Company in its Chapter 11 proceeding.

     On May 13, 1999, Electro-Catheter Corporation suspended the production of catheters until further notice. The Company continues to ship catheters from its inventory.

     Electro-Catheter Corporation designs, develops, manufactures and markets a broad line of catheters and catheter-related products utilized in connection with the diagnosis and treatment of illnesses of the heart and circulatory systems.

     Electro-Catheter Corporation stock is traded on the OTC Bulletin Board under the symbol ECTH.

     For additional information contact Arlene Bell, Public Relations at (732) 382-5600.